

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Oz Adler
Chief Executive Officer and Chief Financial Officer
SciSparc Ltd.
20 Raul Wallenberg St
Tower A, 2nd Floor
Tel Aviv 6971916
Israel

> **Re: SciSparc Ltd.**
> **Form 20-F**
> **For the Year Ended December 31, 2022**
> **File No 001-38041**

Dear Oz Adler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 2:- Significant Accounting Policy, page F-13

1. Please provide a revenue recognition accounting policy that will be included in your future periodic filings. We may have further comment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences